UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96949L 105

(CUSIP Number)

T. Lane Wilson

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949L 105	Page 2 of 12

1.	Names of reporting persons The Williams Companies, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 720,661,151 Common Units+
	9.	Sole dispositive power 0
	10.	Shared dispositive power 720,661,151 Common Units+
11.	Aggregate amount beneficially owned by each reporting person 720,661,151 Common Units+
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 73.8%++
14.	Type of reporting person (see instructions) HC/CO

+	Includes 18,442,649 Common Units issuable upon conversion of 18,442,649 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 958,183,223 of the Issuer’s Common Units outstanding as of May 15, 2018 and a total of 18,442,649 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

CUSIP No. 96949L 105	Page 3 of 12

1.	Names of reporting persons Williams Gas Pipeline Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 720,661,151 Common Units+
	9.	Sole dispositive power 0
	10.	Shared dispositive power 720,661,151 Common Units+
11.	Aggregate amount beneficially owned by each reporting person 720,661,151 Common Units+
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 73.8%++
14.	Type of reporting person (see instructions) OO – Limited Liability Company

+	Includes 18,442,649 Common Units issuable upon conversion of 18,442,649 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 958,183,223 of the Issuer’s Common Units outstanding as of May 15, 2018 and a total of 18,442,649 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

CUSIP No. 96949L 105	Page 4 of 12

Introduction

Item 1.	Security and Issuer

This Amendment No. 11 amends Items 1 through 6 of the Schedule 13D originally filed by The Williams Companies, Inc. (“Williams” or “WMB”) on December 28, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by Williams on June 16, 2014 (“Amendment No. 1”), Amendment No. 2 filed by Williams on July 1, 2014 (“Amendment No. 2”), Amendment No. 3 filed by Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) and Williams on October 27, 2014 (“Amendment No. 3”), Amendment No. 4 filed by Williams Gas Pipeline and Williams on February 3, 2015 (“Amendment No. 4”), Amendment No. 5 filed by Williams Gas Pipeline and Williams on May 13, 2015 (“Amendment No. 5”), Amendment No. 6 filed by Williams Gas Pipeline and Williams on September 29, 2015 (“Amendment No. 6”), Amendment No. 7 filed by Williams Gas Pipeline and Williams on August 2, 2016, Amendment No. 8 filed by Williams Gas Pipeline and Williams on August 30, 2016 (“Amendment No. 8”), Amendment No. 9 filed by Williams Gas Pipeline and Williams on January 10, 2017 (“Amendment No. 9”), and Amendment No. 10 filed by Williams Gas Pipeline and Williams on January 13, 2017 (“Amendment No. 10”). This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P. (“WPZ” or the “Issuer”). The Issuer is a Delaware limited partnership and its principal executive offices are located at One Williams Center, Tulsa, Oklahoma, 74172-0172. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10 shall remain unchanged.

Common Units are issuable on a one-for-one basis upon the conversion of the Convertible Class B units representing limited partner interests of the Issuer (“Class B Units”).

Item 2.	Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a) This Schedule 13D is filed by (i) Williams and (ii) Williams Gas Pipeline (collectively, the “Reporting Persons”). Williams directly owns 100% of Williams Gas Pipeline; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams and its affiliates is to provide the energy infrastructure to connect North America’s significant hydrocarbon resource plays to growing markets for natural gas and natural gas liquids.

(d)–(e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 96949L 105	Page 5 of 12

Item 3.	Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On May 16, 2018, WPZ and WPZ GP LLC (“WPZ General Partner” and, together with WPZ, the “WPZ Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WMB and its direct wholly owned subsidiary SCMS LLC (“Merger Sub”, and together with WMB, the “WMB Parties”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into WPZ, with WPZ being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding Common Unit that is held by a unitholder other than WMB and any entities that are partially or wholly owned, directly or indirectly, by WMB, including Merger Sub, Williams Gas Pipeline and WPZ (such units, the “WPZ Public Common Units”), will be converted into the right to receive 1.494 shares of validly issued, fully paid and non-assessable WMB common stock, par value $1.00 per share (the “WMB Common Stock”), provided that if the record date for the regular quarterly cash dividend on the WMB Common Stock that is paid or payable during the calendar quarter ending September 30, 2018 occurs prior to the closing of the Merger, then each of the WPZ Public Common Units will be converted into the right to receive 1.513 shares of validly issued, fully paid and non-assessable WMB Common Stock. All Common Units, other than the WPZ Public Common Units, will remain outstanding following the Merger. Under the terms of the Merger Agreement, the closing of the Merger will occur no earlier than the day following the record date for the regular quarterly cash distribution on the Common Units that is paid or payable during the calendar quarter ending September 30, 2018.

The Board of Directors of WMB (the “WMB Board”) has (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are in the best interests of WMB and its stockholders, (ii) approved and declared advisable the Merger Agreement, the amendment to the Amended and Restated Certificate of Incorporation, as amended, of WMB (the “Charter Amendment’) and, subject to and contingent upon the effectiveness of the Charter Amendment, the issuance of WMB Common Stock in connection with the Merger (the “WMB Stock Issuance”) and (iii) resolved to submit the Charter Amendment and the WMB Stock Issuance to a vote of WMB’s stockholders and recommend approval of the adoption of the Charter Amendment and the approval of the WMB Stock Issuance (together, the “WMB Proposals”) at a special meeting of WMB stockholders (the “WMB Stockholder Meeting”).

The conflicts committee (the “WPZ Conflicts Committee”) of the board of directors of WPZ General Partner (the “WPZ Board”) has, by unanimous vote, in good faith approved the Merger Agreement and the transactions contemplated thereby, including the Merger, determined that they are in the best interests of WPZ and the holders of WPZ Public Common Units, and resolved to approve and recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the WPZ Board. Based upon such approval, the WPZ Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to a vote of holders of Common Units and authorized the holders of Common Units to act by written consent.

Completion of the Merger is conditioned upon, among other things: (i) the approval and adoption of the Merger Agreement and the Merger by holders of at least a majority of the outstanding Common Units; (ii) the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; (iii) the effectiveness of a registration statement on Form S-4 with respect to the WMB Stock Issuance; (iv) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the WMB Common Stock to be issued in the Merger; (v) the affirmative vote of the holders of a majority of the aggregate voting power present

CUSIP No. 96949L 105	Page 6 of 12

at the WMB Stockholder Meeting or any adjournment or postponement thereof to approve the WMB Stock Issuance; and (vi) the affirmative vote of the holders of a majority of the outstanding shares of WMB Common Stock entitled to vote to approve the Charter Amendment.

Pursuant to the terms of the Support Agreement, dated as of May 16, 2018, by and between WPZ and Williams Gas Pipeline (the “Support Agreement”), Williams Gas Pipeline, which as of May 15, 2018 beneficially owned 702,218,502 Common Units and 18,442,649 Class B Units representing approximately 73.8% of the outstanding Common Units, has agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “WGP Written Consent”). The delivery of the WGP Written Consent (or, if applicable, vote) by Williams Gas Pipeline with respect to the Common Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger with respect to WPZ unitholders.

The Merger Agreement also contains (i) customary representations and warranties of the WMB Parties and the WPZ Parties, and (ii) covenants of the WMB Parties and the WPZ Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.

The Merger Agreement also provides that prior to, but not after, the approval by the WMB stockholders of the WMB Proposals, the WMB Board may withhold, withdraw, qualify or modify its recommendation that the WMB stockholders approve the WMB Proposals as result of (i) an unsolicited Parent Designated Proposal (as defined in the Merger Agreement) or (ii) an Intervening Event (as defined in the Merger Agreement), in each case, if the WMB Board determines that the failure to make such a change of recommendation would be inconsistent with the fiduciary duties owed by the WMB Board to the WMB stockholders under applicable law, subject to complying with certain notice and other specified conditions, including giving WPZ the opportunity to propose revisions to the terms of the Merger Agreement during a match right period and the payment of a termination fee in connection with termination of the Merger Agreement.

The Merger Agreement contains provisions granting both WMB and WPZ the right to terminate the Merger Agreement for certain reasons, including, among others, if: (i) the Merger is not completed on or before December 31, 2018 (the “Termination Date”); (ii) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting consummation of the Merger; or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date. The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances, WMB may be required to either (1) pay WPZ a termination fee of up to $410 million or (2) reimburse WPZ for its transaction expenses in an amount not to exceed $10 million.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about WMB, WPZ, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of WMB, WPZ, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by WMB and WPZ. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the joint proxy/consent solicitation statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of WMB and WPZ make with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Support Agreement, copies of which are filed as Exhibit 2.1 to WMB’s Current Report on Form 8-K (file No. 001-04174) filed with the SEC on May 17, 2018 and Exhibit 99.2 to WPZ’s Current Report on Form 8-K (file No. 001-34831) filed with the SEC on May 17, 2018, respectively, and the terms of which are incorporated herein by reference.

CUSIP No. 96949L 105	Page 7 of 12

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Williams Gas Pipeline is the record and beneficial owner of (i) 702,218,502 Common Units and (ii) 18,442,649 Class B Units. The Class B Units may be converted into Common Units on a one-for-one basis. If converted, Williams Gas Pipeline would be the record and beneficial owner of 720,661,151 Common Units, representing approximately 73.8% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams, as the direct 100% owner of Williams Gas Pipeline, may be deemed to beneficially own (i) 702,218,502 Common Units and (ii) 18,442,649 Class B Units. If converted, Williams may be deemed to be the beneficial owner of a total of 720,661,151 Common Units, which represents approximately 73.8% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams may also be deemed to beneficially own the non-economic general partner interest in the Issuer held by the General Partner and the incentive distribution rights in the Issuer held by the General Partner, which is a wholly owned indirect subsidiary of Williams. See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger dated as of May 16, 2018 by and among The Williams Companies, Inc., SCMS LLC, Williams Partners L.P., and WPZ GP LLC (incorporated by reference to Exhibit 2.1 to Williams’s Current Report on Form 8-K (file No. 001-04174) filed with the Securities and Exchange Commission on May 17, 2018).

2	Support Agreement, dated as of May 16, 2018 by and between Williams Partners L.P. and Williams Gas Pipeline Company, LLC (incorporated by reference to Exhibit 99.2 to WPZ’s Current Report on Form 8-K (file No. 001-34831) filed with the Securities and Exchange Commission on May 17, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2018

The Williams Companies, Inc.

By:	/s/ Robert E. Riley, Jr.
	Name: Title:	Robert E. Riley, Jr. Assistant Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Cher S. Lawrence
	Name: Title:	Cher S. Lawrence Assistant Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer & President

Citizenship: USA

Amount Beneficially Owned: 37,334 (less than 1%)

Walter J. Bennett

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – West

Citizenship: USA

Amount Beneficially Owned: 53,239 (less than 1%)

John D. Chandler

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

Micheal G. Dunn

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Executive Vice President & Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 500 (less than 1%)

Frank J. Ferazzi

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Atlantic Gulf

Citizenship: USA

Amount Beneficially Owned: 0

John E. Poarch

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Engineering Services

Citizenship: USA

Amount Beneficially Owned: 11,438 (less than 1%)

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 588 (less than 1%)

T. Lane Wilson

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, General Counsel & Chief Compliance Officer

Citizenship: USA

Amount Beneficially Owned: 0

Chad J. Zamarin

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Board of Directors of The Williams Companies, Inc.

Alan S. Armstrong

(see Above)

Stephen W. Bergstrom

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Stephen I. Chazen

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Chief Executive Officer, and Chairman of TPG Pace Energy Holdings Corp.

Citizenship: USA

Amount Beneficially Owned: 0

Charles I. Cogut

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Cooper Strategies International LLC

Citizenship: USA

Amount Beneficially Owned: 0

Michael A. Creel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Peter A. Ragauss

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Scott D. Sheffield

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector)

Citizenship: Canada

Amount Beneficially Owned: 0

William H. Spence

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, President and Chief Executive Officer, PPL Corporation (a utility holding company)

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Williams Gas Pipeline Company, LLC

Micheal G. Dunn

(see above)

Frank J. Ferazzi

(see above)

John E. Poarch

(see above)

Chad J. Zamarin

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Frank J. Ferazzi

(see above)